AMENDMENT TO

AGREEMENT

This amendment (the “Amendment”) to the Retail Fund Participation Agreement dated July 1, 2004, between Columbia Management Investment Distributors, Inc. (the Distributor”) and Talcott Resolution Life Insurance Company (formerly named Hartford Life Insurance Company), acting through its administrator and attorney-in-fact, Massachusetts Mutual Life Insurance Company (the “Company”) (the “Agreement”), is entered into this 1st day of March, 2019.

RECITALS

WHEREAS, Class R4, Z, R5 and Y shares (the “Share Classes”) of the Columbia Funds were renamed on or about November 1, 2017;

WHEREAS, the parties acknowledge that Hartford Life Insurance Company has changed its name to Talcott Resolution Life Insurance Company;

WHEREAS, the Distributor and the Company are parties to the Agreement and desire to amend the Agreement in the manner hereinafter set forth;

NOW, THEREFORE, the parties agree as follows:

1.            Share Class Names. Effective November 1, 2017,  all references in the Agreement to the Share Classes are revised as follows:

Share Class Names Prior to November 1, 2017	Share Class Names as of November 1, 2017
R4	Advisor
Z	Institutional
R5	Institutional 2
Y	Institutional 3

2.            Amendment. This Amendment may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original but all of which taken together will constitute one and the same instrument.

3.            As modified  herein, the Agreement is confirmed  and shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Amendment as of the date and year first above written.

Talcott Resolution Life Insurance Company

By	Massachusetts Mutual Life Insurance Company, Its Administrator

By:	[Redacted]
	Name:	[Redacted]
	Title:	Head of Investment Solution Innovation

Columbia Management Investment Distributors, Inc.

By:	[Redacted]
	Name:	[Redacted]
	Title:	National Sales Manager